Exhibit 2.1

SL Green Realty Corp.

420 Lexington Avenue

New York, New York 10170

As of October 13, 2006

New Venture MRE LLC

625 Reckson Plaza

Uniondale, New York 11556

Attention: Scott Rechler, Jason Barnett and Michael Maturo

Reference is made to that letter agreement by and between SL Green Realty Corp. (“Seller”) and New Venture MRE LLC (“MRE Purchaser”) dated as of August 3, 2006 (the “First Letter Agreement”), the letter agreement by and between Seller and MRE Purchaser dated as of September 15, 2006 (the “Second Letter Agreement”, and together with the First Letter Agreement, the “Original Letter Agreements”) and to those four Asset Purchase Agreements by and between Seller and MRE Purchaser and to the “Australia Purchase Agreement” (as identified on Exhibit A attached) by and between Seller and RA Core Plus LLC (the “Australia Purchaser” and together with the MRE Purchaser, “Purchaser”) dated of even date herewith and described on Exhibit A attached hereto (the “Purchase Agreements”).  This letter agreement (the “Letter Agreement”) sets forth certain agreements between Purchaser and Seller with respect to the assets described in the Purchase Agreements (the “Sold Assets”) and is intended to supplement the terms of the Purchase Agreements.

1.                                       Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreements.

2.                                       With respect to the assets subject to the “RSVP Purchase Agreement”, Seller and Purchaser will enter into a 50/50 joint venture (the “RSVP JV”).  The RSVP JV shall provide that (i) the parties shall have joint control of major decisions, (ii) Purchaser shall have customary day to day management and (iii) there shall be customary buy-sell provisions after six months; provided that Purchaser will have sole control for six months over the bankruptcy process so long as Purchaser’s actions will not result in a material reduction in the value of the Frontline Claims (as defined in the RSVP Purchase Agreement). Seller and Purchaser agree to negotiate in good faith to execute a joint venture agreement setting forth the complete terms of the RSVP JV prior to the closing under the RSVP Purchase Agreement.

3.                                       In the event of a Purchaser default under one or more of the Purchase Agreements other than the “Australia Purchase Agreement” (as identified on Exhibit A attached), Scott Rechler, Jason Barnett and Michael Maturo guaranty, jointly and severally, to pay, within ten (10) business days of notice from Seller requiring such payment, an amount (the “Guaranteed Amount”) equal to the difference between (i) $25,000,000.00 and (ii) the amount of the “ A Deposits “ (as defined below) actually received by Seller as a result of the default(s) under such Purchase Agreement(s), provided that such Guaranteed Amount shall not exceed $10,000,000.00.  The Guaranteed Amount shall be paid to Seller in addition to the amount of the Deposit forfeited under such Purchase Agreement(s).

As used herein, the “A Deposits “ shall mean the portion of the Deposit under each Purchase Agreement as set forth on Schedule 1 attached hereto.

4.                                       If the Merger Agreement is terminated, the Purchase Agreements shall terminate.  If the Purchase Agreements are terminated as a result of a termination of the Merger Agreement and Seller receives the “Break-Up Fee” (as defined in the Merger Agreement), within ten (10) Business Days of the Seller’s receipt of such “Break-Up Fee” and evidence reasonably satisfactory to Seller of Purchaser’s actual out of pocket expenses, Seller shall remit to Purchaser an amount equal to the actual out of pocket expenses incurred by Purchaser in connection with the transactions under the Purchase Agreements, but in no event more than the lesser of (i) $8,000,000.00 or (ii) 7.2% of the actual “Break-Up Fee” received by Seller under the Merger Agreement.  If Seller receives expenses reimbursement, within ten (10) Business Days of the Seller’s receipt of such expense reimbursement and evidence reasonably satisfactory to Seller of Purchaser’s actual out of pocket expenses Seller shall remit to Purchaser an amount equal to its actual out-of pocket expenses incurred in connection with the transactions contemplated by the Purchase Agreements, but in no event more than $1,000,000; provided that if Seller receives expenses reimbursement in an amount less than $13,000,000, the maximum amount payable to Purchaser will be reduced in proportion to the amount by which the actual amount actually received by Seller is less than $13,000,000.

5.                                       Notwithstanding anything to the contrary in the Purchase Agreements, at Closing, Purchaser shall pay to Seller as an apportionment under the Purchase Agreements an amount equal to (i) 50% of any amounts paid after June 30, 2006 and on or prior to August 3, 2006 and (ii) 100% of any amounts paid after August 3, 2006 and prior to the Closing Date (other than, with respect to both clauses (i) and (ii), (x) amounts paid with respect to the Sold Assets only on account of accrued liabilities as set forth in the balance sheet of Reckson Associates Realty Corp. (“RAR”) dated 6/30/06 and (y) those additional amounts paid with respect to the Sold Assets only on account of unaccrued liabilities incurred prior to August 3, 2006 by RAR, but which amounts shall not exceed $6,000,000 in the aggregate and which additional amounts shall be set forth on a schedule to be attached hereto as Schedule 2 as soon as reasonably practicable after the date hereof) by RAR or any Applicable Party for any leasing commissions, tenant improvements or capital improvements with respect to the Sold Assets only in excess of the following amounts:

Long Island Portfolio and Other Assets :  $6,170,397

Eastridge – $3,270,806

New Jersey Portfolio – $1,600,491

Australia Equity Interests – $1,417,590

RSVP – $0

6.                                       Arrangements with respect to employees shall be handled between the parties substantially on the terms set forth in various correspondence between the parties.   Any employees hired by Purchaser shall be terminated by the Applicable Party immediately after they are so hired.   Purchaser agrees to be responsible for any severance and/or termination payments owed to such hired employees, excluding (i) the accelerated vesting of any Reckson-related equity, (ii) bonuses payable with respect to the year 2006, (iii) vested long-term incentive plan awards including special outperformance awards and (iv) severance or bonus/vesting arrangements for Scott Rechler, Jason Barnett and Michael Maturo, as specifically set forth in the Merger Agreement (“Excluded Payments”), and agrees to indemnify and hold harmless Seller and the Seller Related Parties for any Claims, liabilities, losses, costs or expenses (including reasonable attorneys’ fees) incurred by Seller or the Seller Related Parties as a result of terminating the employees hired by Purchaser within 12 months after the Merger Closing other than in respect of the Excluded Payments.  Such payments shall be made by Purchaser within fifteen days after Purchaser is advised by Seller of any amounts due under this Paragraph.  The provisions of this Paragraph 6 shall survive Closing.

7.                                       In the event that Spectrum (i) consents to the transfer of the notes described on Exhibit B attached hereto (the “Long Island Industrial Notes”) or (ii) waives its right of first offer contained in such loan documents, Seller and Purchaser shall enter into a 50/50 participation with respect to the Long Island Industrial Notes with governance consistent with and pursuant to a participation agreement substantially in the form of that certain participation agreement dated as of September 5, 2003 by and between SLG EAB Funding LLC and ROP EAB Funding LLC, whereby Purchaser shall purchase a 50% pari passu participation interest in the Long Island Industrial Notes for 50% of par plus 50% of all accrued and unpaid interest and other sums and charges due from the borrower under such Long Island Industrial Notes and Seller shall retain a 50% pari passu participation interest.

8.                                       This Letter Agreement and the Purchase Agreements amend and restate in its entirety the Original Letter Agreements.  Upon execution of this Letter Agreement, and the Purchase Agreements, the Original Letter Agreement shall be null and void and of no further force and effect.

9.                                       This Letter Agreement and the respective rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such State. Each of the parties hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of relating to this Letter Agreement.

10.                                 This Letter Agreement shall not be modified, cancelled or terminated except by an instrument in writing signed by the parties hereto.

11.                                 This Letter Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

12.                                 All notices required hereunder to the Purchaser or Seller shall be given as provided in the Purchase Agreements and shall be deemed effective as provided therein.  Notices required to be given to Scott Rechler, Jason Barnett and Michael Maturo pursuant to Section 3 of this Letter Agreement shall be delivered to the notice address of Purchaser provided in the Purchase Agreements.

13.                                 This Letter Agreement may be signed in one or more counterparts, each of which shall be deemed to be an original, which, when read together, shall constitute one and the same instrument.

14.                                 Seller and Purchaser shall be afforded all remedies at law and at equity for any breaches of the covenants contained in this Letter Agreement; provided, however, that the foregoing shall in no way be deemed to amend, modify or expand the remedies provisions contained in the Purchase Agreements.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have duly executed this Letter Agreement as of the day and year first above written.

SELLER

SL GREEN REALTY CORP., a Maryland
corporation

By:	/s/ Andrew Levine
Name: Andrew S. Levine
Title: Executive Vice President

PURCHASER

NEW VENTURE MRE LLC, a Delaware
Limited liability company

By:	/s/ Scott Rechler
Name: Scott Rechler
Title: CEO

SCOTT RECHLER

/s/ Scott Rechler

JASON BARNETT

/s/ Jason Barnett

MICHAEL MATURO

/s/ Michael Maturo

AUSTRALIA PURCHASER

RA CORE PLUS LLC, a Delaware
Limited liability company

By:	/s/ Scott Rechler
Name: Scott Rechler
Title: CEO

EXHIBIT A

Asset Purchase Agreements

1.                                       That certain Asset Purchase Agreement between Seller and Purchaser dated as of even date herewith re: the Long Island Portfolio.

2.                                       That certain Asset Purchase Agreement between Seller and Purchaser dated as of even date herewith re: RSVP (the “RSVP Purchase Agreement”).

3.                                       That certain Asset Purchase Agreement between Seller and Purchaser dated as of even date herewith re: Eastridge.

4.                                       That certain Asset Purchase Agreement between Seller and Purchaser dated as of even date herewith re: the New Jersey Portfolio.

5.                                       That certain Asset Purchase Agreement between Seller and RA Core Plus LLC dated as of even date herewith re: Australian LPT (the “Australia Purchase Agreement”).

EXHIBIT B

Long Island Industrial Notes

Loan made by Reckson Glen Cove Mezz Lender LLC to GCP, LLC, memorialized by three separate loan agreements as more specifically described below:

Note	Amount	Initial Interest Rate	Funding	Maturity

Note A-1	$2,281,876.00	12.0%	03/31/06	04/01/08

Note B-1	$5,681,625.00	15.916%	03/31/06	04/01/08

Note C-1	$6,224,602.00	15.916%	03/31/06	04/01/08

TOTAL	$14,188,103.00	15.286%

(1)          All three notes secured by the following four properties:

a.               31 Sea Cliff, Oyster Bay, Nassau County, New York

b.              45A Sea Cliff, Oyster Bay, Nassau County, New York

c.               45B Sea Cliff, Oyster Bay, Nassau County, New York

d.              Hazel Street, Glen Cove, Nassau County, New York

SCHEDULE 1

Purchase Agreement	A Deposit

Long Island Portfolio and Other Assets	$10,937,926.00

Eastridge Portfolio	$4,101,723.00

New Jersey Portfolio	$5,742,412.00

Australia Equity Interests	$3,260,870.00

RSVP	$957,069.00

TOTAL	$25,000,000.00